EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

                               UTi WORLDWIDE INC.


                                   FISCAL 2001
                              THIRD QUARTER RESULTS
                                      WITH
                                   COMMENTARY


                                DECEMBER 12, 2000


                          -----------------------------

UTi is pleased to present herein its results for the three and nine months ended October 31, 2000 along with management's commentary on those results and financial position. Certain of the statements contained in this commentary (other than the financial statements and other statements of historical fact) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such forward-looking statements may include, but are not limited to, the discussion of (i) the Company's growth strategies; (ii) trends in the Company's business; and (iii) the Company's future liquidity requirements and capital resources.

Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effects of future developments on the Company will be those anticipated by management. The important factors described in the attached commentary and in the Company's Registration Statement on Form F-1 (including, without limitation, those factors discussed in the "Risk Factors" sections of the attached commentary and the Company's Form F-1), on file with the Securities and Exchange Commission (the "SEC"), could affect (and in some cases have affected) the Company's actual results and could cause such results to differ materially from estimates or expectations reflected in such forward-looking statements. In light of these factors, there can be no assurance that events anticipated by the forward-looking statements contained in the attached commentary will in fact transpire.

While management periodically reassesses material trends and uncertainties affecting its results of operations and financial condition, the Company does not intend to review or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

                               UTi WORLDWIDE INC.
                              FINANCIAL INFORMATION

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2000 AND 1999
         Prepared in Accordance with International Accounting Standards
                 (US$000's, except share and per share amounts)

                                         Three months ended October 31,      Nine months ended October 31,
                                         -----------------------------       -----------------------------
                                             2000             1999               2000              1999
                                         -----------       -----------       -----------       -----------
Gross revenue......................      $   240,766       $   196,562       $   642,751       $   524,559
Freight consolidation costs........          157,981           131,142           418,833           343,984
                                         -----------       -----------       -----------       -----------
Net revenue........................           82,785            65,420           223,918           180,575
Staff costs........................           40,005            31,030           111,673            89,495
Depreciation.......................            2,468             1,948             6,735             5,588
Amortization.......................            1,417               824             3,563             2,328
Other operating expenses...........           28,682            22,787            79,473            66,548
                                         -----------       -----------       -----------       -----------
Operating profit...................           10,213             8,831            22,474            16,616
Finance costs......................           (1,159)             (647)           (4,783)           (3,729)
Income from other investments......              181               507             2,299             2,259
                                         -----------       -----------       -----------       -----------
Pretax income......................            9,235             8,691            19,990            15,146
Income tax expense.................           (2,252)             (738)           (4,831)           (1,286)
                                         -----------       -----------       -----------       -----------
Net income before minority interest            6,983             7,953            15,159            13,860
Minority interest..................             (305)              (50)             (705)             (357)
                                         -----------       -----------       -----------       -----------
Net income.........................      $     6,678       $     7,903       $    14,454       $    13,503
                                         ===========       ===========       ===========       ===========

Basic earnings per ordinary share..      $      0.33       $      0.51       $      0.78       $      0.85
Diluted earnings per ordinary share      $      0.33       $      0.39       $      0.72       $      0.67
Number of shares used for per share
  calculations:
  Undiluted shares.................       20,047,616        15,259,335        18,451,522        15,259,335
  Diluted shares...................       20,047,616        20,047,616        20,047,616        20,047,616


NOTE: See Attachment A for a presentation of our Unaudited Condensed
      Consolidated Statements of Operations prepared in accordance with accounting principles generally accepted in the United States.

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEETS
          AS OF OCTOBER 31, 2000 (UNAUDITED) AND AS OF JANUARY 31, 2000
         Prepared in Accordance with International Accounting Standards
                                   (US$000's)

                                               October 31,    January 31,
                                                  2000           2000
                                               -----------    -----------
                                               (Unaudited)
ASSETS

Current assets:
  Cash and cash equivalents.................    $ 29,330       $ 20,760
  Trade and other receivables, net..........     235,107        183,083
                                                --------       --------
Total current assets........................     264,437        203,843
Property, plant and equipment, net..........      35,557         34,985
Goodwill, net...............................      83,492         48,532
Investments.................................         628          1,043
Deferred tax assets.........................       2,593          3,659
Other non-current assets....................       5,475          5,858
                                                --------       --------
Total assets................................    $392,182       $297,920
                                                ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term borrowings.....................    $ 59,606       $ 25,303
  Finance lease obligations.................       1,886          2,179
  Trade and other payables..................     192,678        142,415
  Tax liabilities...........................       3,042          2,608
                                                --------       --------
Total current liabilities...................     257,212        172,505

Long-term liabilities:
  Finance lease obligations.................       8,691         10,504
  Long-term borrowings......................      12,617          4,855
  Deferred tax liabilities..................       2,225          2,796
  Retirement fund obligations...............         599            646
                                                --------       --------
Total long-term liabilities.................      24,132         18,801
Minority interest...........................       1,946          1,571

Commitments and contingencies

Shareholders' equity:
  Issued capital............................      86,020         86,020
  Distributable reserves....................      55,828         41,374
  Non-distributable reserves................       2,032          2,184
  Cumulative foreign exchange translation
    adjustment..............................     (34,988)       (24,535)
                                                --------       --------
Total shareholders' equity..................     108,892        105,043
                                                --------       --------
Total liabilities and shareholders' equity..    $392,182       $297,920
                                                ========       ========

NOTE: See Attachment B for a presentation of our Unaudited Consolidated Balance
      Sheets prepared in accordance with accounting principles generally accepted in the United States.

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE NINE MONTHS ENDED OCTOBER 31, 2000 AND 1999
         Prepared in Accordance with International Accounting Standards
                                   (US$000's)

                                                                     Nine months ended
                                                                        October 31,
                                                                  ----------------------
                                                                    2000          1999
                                                                  --------      --------
                                                                         (Unaudited)
Operating activities:
  Pretax income .............................................     $ 19,990      $ 15,146
  Adjustments for:
    Finance costs ...........................................        4,783         3,514
    Income from other investments ...........................       (1,429)       (2,259)
    Depreciation ............................................        6,735         5,588
    Amortization ............................................        3,563         2,328
    Gain on disposal of property, plant and equipment .......         (166)          (14)
    Gain on disposal of other investments ...................         (312)           --
                                                                  --------      --------
  Operating cash flow before movements in working capital ...       33,164        24,303
    Changes in working capital:
      Increase in trade and other receivables ...............      (67,913)      (30,170)
      Increase in prepaid pension costs .....................         (448)         (500)
      Increase in provisions for pension liabilities ........           46            70
      Increase in trade and other payables ..................       62,100        31,854
                                                                  --------      --------
Cash generated from operations ..............................       26,949        25,557
Income tax paid .............................................       (4,188)       (1,801)
Interest paid ...............................................       (4,783)       (3,121)
                                                                  --------      --------
Net cash from operating activities ..........................       17,978        20,635

Investing activities:
  Interest received .........................................        1,429         2,940
  Proceeds from disposal of property, plant and equipment ...          486           485
  Purchases of property, plant and equipment ................      (10,358)       (7,764)
  Acquisition of subsidiaries and business undertakings .....      (20,341)      (14,220)
  Proceeds on sale of other investments .....................          650            --
  (Increase)/decrease in minority interest ..................         (206)          111
  Acquisition of other investments ..........................          (12)           --
                                                                  --------      --------
Net cash used in investing activities .......................      (28,352)      (18,448)

Financing activities:
  Ordinary and preference dividends paid ....................       (3,118)       (2,903)
  Long-term bank borrowings -- advanced .....................          358           107
  Long-term bank borrowings -- repaid .......................         (183)           --
  Finance lease obligations -- advanced .....................        1,385         2,951
  Finance lease obligations -- repaid .......................       (1,558)       (2,132)
  Payment of purchase acquisition installment ...............       (2,675)       (1,286)
  Shareholder company loans .................................       (1,927)         (930)
  Other loans ...............................................        5,173            72
  Increase/(decrease) in bank overdraft .....................       24,440          (101)
                                                                  --------      --------
Net cash from/(used in) financing activities ................       21,895        (4,222)
                                                                  --------      --------
Net increase/(decrease) in cash and cash equivalents ........       11,521        (2,035)
Cash and cash equivalents at the beginning of the fiscal year       20,760        38,555
Effect of foreign exchange rate changes .....................       (2,951)         (661)
                                                                  --------      --------
Cash and cash equivalents as at October 31 ..................     $ 29,330      $ 35,859
                                                                  ========      ========

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2000 AND 1999 (UNAUDITED)

NOTE 1.  PRESENTATION OF FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements include the accounts of UTi Worldwide Inc. and its subsidiaries, ("UTi" or the "Company"). These financial statements have been prepared in United States dollars in accordance with International Accounting Standards ("IAS") for interim financial information. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Operating results for the three and nine months ended October 31, 2000 are not necessarily indicative of the results that may be expected for the year ended January 31, 2001 or any other future periods.

The balance sheet at January 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Registration Statement on Form F-1 on file with the Securities and Exchange Commission.

In January 1999, the IASC published IAS 39, "Financial Instruments -- Recognition and Measurement". The standard becomes effective for the group's financial statements for the year ending January 31, 2002. IAS 39 establishes standards for recognizing, measuring, and disclosing information about an enterprise's financial assets and financial liabilities, including accounting for hedging transactions. The company is currently assessing the impact that this standard may have on the financial statements.

NOTE 2.  EARNINGS PER SHARE

                                                              Three months ended              Nine months ended
                                                                  October 31,                    October 31,
                                                          --------------------------      --------------------------
                                                             2000            1999            2000            1999
                                                          ----------      ----------      ----------      ----------
                                                                (US$000's, except share and per share amounts)
Basic earnings per ordinary share:
  Profit attributable to shareholders ..............           6,678           7,903          14,454          13,503
  Preference dividend ..............................              --             183              --             548
                                                          ----------      ----------      ----------      ----------
Profit attributable to ordinary shareholders .......           6,678           7,720          14,454          12,955
Weighted average number of ordinary shares .........      20,047,616      15,259,335      18,451,522      15,259,335
Basic earnings per ordinary share ..................            0.33            0.51            0.78            0.85

Diluted earnings per ordinary share:
  Profit attributable to shareholders ..............           6,678           7,903          14,454          13,503
  Weighted average number of ordinary shares .......      20,047,616      15,259,335      18,451,522      15,259,335
  Weighted average number of preference shares .....              --       4,788,281       1,596,094       4,788,281
                                                          ----------      ----------      ----------      ----------
Weighted average number of ordinary shares (diluted)      20,047,616      20,047,616      20,047,616      20,047,616
Diluted earnings per ordinary share ................            0.33            0.39            0.72            0.67

The above number of shares excludes any contingently issuable ordinary shares. Earnings for the three and nine months ended October 31, 1999 have been adjusted to reflect the retrospective application of International Accounting Standard 19 (revised 1998) "Employee Benefits."

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

NOTE 3. ACQUISITION

Effective September 1, 2000, UTi acquired substantially all of the assets of the Continental group, a group of five related companies in the freight forwarding industry under common control and incorporated in the United States and Hong Kong, for total consideration of approximately US$16,600,000, of which approximately US$15,600,000 represents goodwill. This acquisition has been accounted for using the purchase method of accounting. The final purchase price allocation has not been completed. The initial payment of US$11,100,000 was made in cash on September 1, 2000 from a combination of borrowings of approximately US$6,100,000 under the Company's existing credit facilities and US$5,000,000 under a bridge financing facility with Gensec Ireland Limited. A second installment of approximately US$3,000,000 was made in cash on October 31, 2000. An additional installment of US$2,500,000 was paid by issuing 166,667 of unregistered ordinary shares to the sellers in November 2000. UTi also agreed to make earn-out payments to the sellers based on annual net profits before tax of the purchased operations during each of the three years following September 1, 2000. Amounts borrowed under the bridge financing facility were paid in full on December 6, 2000.

NOTE 4. SEGMENTAL INFORMATION

The Company's business operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. Gross revenue is recognized in the region in which the shipment originates. Certain unaudited information regarding UTi's operations by segment is summarized below in US$000's.


                                          Three months ended October 31, 2000
--------------------------------------------------------------------------------------------------------------------
                                          Europe      Americas    Asia Pacific      Africa    Corporate       Total
                                         -------      --------    ------------     -------    ---------     --------
Gross revenue from external
  customers .......................      $71,496      $ 81,587       $52,828      $ 34,855      $  --       $240,766
                                         =======      ========       =======      ========      =====       ========
Net revenue .......................      $16,126      $ 28,082       $13,142      $ 25,435      $  --       $ 82,785
Staff costs .......................       (8,024)      (16,247)       (5,278)      (10,107)      (349)       (40,005)
Depreciation ......................         (720)         (609)         (323)         (799)       (17)        (2,468)
Amortization ......................         (179)         (929)         (222)          (87)        --         (1,417)
Other operating expenses ..........       (5,151)       (9,448)       (3,609)      (10,983)       509        (28,682)
                                         -------      --------       -------      --------      -----       --------
Segment result ....................      $ 2,052      $    849       $ 3,710      $  3,459      $ 143         10,213
                                         =======      ========       =======      ========      =====
Finance costs .....................                                                                           (1,159)
Income from other investments .....                                                                              181
                                                                                                            --------
Pretax income .....................                                                                            9,235
Income tax expense ................                                                                           (2,252)
                                                                                                            --------
Net income before minority interest                                                                         $  6,983
                                                                                                            ========

                                          Three months ended October 31, 1999
--------------------------------------------------------------------------------------------------------------------
                                          Europe      Americas    Asia Pacific      Africa    Corporate       Total
                                         -------      --------    ------------     -------    ---------     --------
Gross revenue from external
  customers .......................      $51,058       $75,069       $34,923      $ 35,512      $  --       $196,562
                                         =======       =======       =======      ========      =====       ========
Net revenue .......................      $13,982       $20,239       $ 7,538      $ 23,661      $  --       $ 65,420
Staff costs .......................       (7,998)       (9,264)       (3,868)       (9,630)      (270)       (31,030)
Depreciation ......................         (358)         (429)         (188)         (973)        --         (1,948)
Amortization ......................         (111)         (562)          (85)          (66)        --           (824)
Other operating expenses ..........       (3,524)       (7,229)       (2,174)      (10,393)       533        (22,787)
                                         -------       -------       -------      --------       ----       --------
Segment result ....................      $ 1,991       $ 2,755       $ 1,223      $  2,599       $263          8,831
                                         =======       =======       =======      ========       ====
Finance costs .....................                                                                             (647)
Income from other investments .....                                                                              507
                                                                                                            --------
Pretax income .....................                                                                            8,691
Income tax expense ................                                                                             (738)
                                                                                                            --------
Net income before minority interest                                                                         $  7,953
                                                                                                            ========

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

                                    Nine months ended October 31, 2000
-------------------------------------------------------------------------------------------------------------------
                                    Europe        Americas     Asia Pacific     Africa      Corporate       Total
                                   --------       --------     ------------     -------     ---------     ---------
Gross revenue from external
  customers .................      $209,156       $213,725       $121,985      $ 97,885      $    --      $ 642,751
                                   ========       ========       ========      ========      =======      =========
Net revenue .................        46,357         73,751         30,500        73,310           --        223,918
Staff costs .................       (24,279)       (44,003)       (13,359)      (29,099)        (933)      (111,673)
Depreciation ................        (1,805)        (1,603)          (734)       (2,401)        (192)        (6,735)
Amortization ................          (508)        (2,356)          (448)         (251)          --         (3,563)
Other operating expenses ....       (14,566)       (23,450)        (9,136)      (32,298)         (23)       (79,473)
                                   --------       --------       --------      --------      -------      ---------
Segment result ..............      $  5,199       $  2,339       $  6,823      $  9,261      $(1,148)        22,474
                                   ========       ========       ========      ========      =======
Finance costs ...............                                                                                (4,783)
Income from other investments                                                                                 2,299
                                                                                                          ---------
Pretax income ...............                                                                                19,990
Income tax expense ..........                                                                                (4,831)
                                                                                                          ---------
Net income before minority
  interest ..................                                                                             $  15,159
                                                                                                          =========

                                          Nine months ended October 31, 1999
----------------------------------------------------------------------------------------------------------------------
                                          Europe        Americas    Asia Pacific     Africa      Corporate     Total
                                         --------       --------    ------------    --------     ---------    --------
Gross revenue from external
customers .........................      $169,763       $173,410      $ 87,467      $ 93,919      $   --      $524,559
                                         ========       ========      ========      ========      =====       ========
Net revenue .......................        40,167         50,875        22,214        67,319         --        180,575
Staff costs .......................       (23,420)       (26,105)      (10,973)      (28,354)      (643)       (89,495)
Depreciation ......................        (1,077)        (1,215)         (532)       (2,764)        --         (5,588)
Amortization ......................          (346)        (1,442)         (281)         (259)        --         (2,328)
Other operating expenses ..........       (10,686)       (17,762)       (7,176)      (31,692)       768        (66,548)
                                         --------       --------      --------      --------      -----       --------
Segment result ....................      $  4,638       $  4,351      $  3,252      $  4,250      $ 125         16,616
                                         ========       ========      ========      ========      =====
Finance costs .....................                                                                             (3,729)
Income from other investments .....                                                                              2,259
                                                                                                              --------
Pretax income .....................                                                                             15,146
Income tax expense ................                                                                             (1,286)
                                                                                                              --------
Net income before minority interest                                                                           $ 13,860
                                                                                                              ========

The following table shows the gross revenue and net revenue attributable to the Company's principal services (in US$000's).

                                          Three months ended            Nine months ended
                                              October 31,                  October 31,
                                       -----------------------       -----------------------
                                         2000            1999          2000           1999
                                       --------       --------       --------       --------
      Gross revenue:
        Airfreight forwarding ..       $135,465       $111,725       $354,279       $295,707
        Ocean freight forwarding         67,730         57,898        186,235        156,259
        Customs brokerage ......         16,670         10,859         46,193         29,804
        Other ..................         20,901         16,080         56,044         42,789
                                       --------       --------       --------       --------
                                       $240,766       $196,562       $642,751       $524,559
                                       ========       ========       ========       ========
      Net revenue:
        Airfreight forwarding ..       $ 39,415       $ 35,371       $106,747       $ 95,374
        Ocean freight forwarding         14,908         11,119         38,991         31,906
        Customs brokerage ......         15,698         10,398         43,516         29,172
        Other ..................         12,764          8,532         34,664         24,123
                                       --------       --------       --------       --------
                                       $ 82,785       $ 65,420       $223,918       $180,575
                                       ========       ========       ========       ========


--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

NOTE 5. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company's financial statements are prepared in accordance with IAS, which differ in certain significant respects from U.S. GAAP. These differences relate principally to the following items, and the effects on net income and shareholders' equity are shown in the following tables, with references to the following descriptions.

    (a) Valuation of Fixed Assets

    Under IAS, it is permissible to carry tangible fixed assets at revalued amounts. Tangible fixed assets may not be revalued under U.S. GAAP. The Company has revalued land and buildings and the adjustment shown in the reconciliation of net income is to reverse depreciation on the revalued amount of US$7,000 and US$6,000 for the three months ended October 31, 2000 and 1999, respectively, and US$19,000 and US$12,000 for the nine months ended October 31, 2000 and 1999, respectively. The adjustment shown in the reconciliation of shareholders' equity is US$1,409,000 and US$1,427,000 (net of deferred tax and accumulated depreciation) as of October 31, 2000 and January 31, 2000, respectively.

    (b) Business Combinations

    UTi has entered into a number of acquisitions in which the final purchase price is dependent upon certain performance criteria being achieved. These are usually based on future earnings, and as such, the final purchase price can only be determined as and when these criteria are met. Under IAS, the company must use its best estimate to calculate the potential purchase price. To this extent, a provision is raised for the estimated future acquisition installments, which are net present valued and an appropriate interest charge raised. Under U.S. GAAP, the liability is only raised if the contingency is determinable beyond reasonable doubt. Otherwise, only once the contingency is resolved and the additional consideration is distributable, should the acquiring company record the current fair value of the consideration issued or issuable as additional cost of the acquired company. The adjustment shown in the reconciliation of net income is to reverse the amortization on the goodwill and the interest arising from the future acquisition installments of US$453,000 and US$177,000 for the three months ended October 31, 2000 and 1999, respectively, and US$1,184,000 and US$859,000 for the nine months ended October 31, 2000 and 1999, respectively. The adjustment shown in the reconciliation of shareholders' equity is the cumulative effect of US$2,557,000 and US$1,373,000 as of October 31, 2000 and January 31, 2000, respectively.

    Under IAS for acquisitions prior to 1995, goodwill arising from business combinations was written off against Issued Capital. In terms of U.S. GAAP, this goodwill would have been amortized to reduce distributable reserves. The effect of this adjustment would be to reduce distributable reserves and increase Issued Capital by US$40,115,000. There is no impact on total shareholders' equity.

    (c) Pension Plan Accounting

    The measurement techniques for valuing the obligations and assets of defined benefit plans and the related amounts recognized as expenses and income for IAS and U.S. GAAP are the same except for the recognition of past service costs. There are no past service costs and thus no adjustment is necessary.

    The transition requirements of implementing Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions" gives rise to an adjustment of US$34,000 in fiscal 1999, which is the last year of the ten year transition allowance. The adjustment shown in the reconciliation of shareholders' equity is the cumulative effect of US$34,000 as of October 31, 2000 and January 31, 2000.

    (d) Premium on Forward Exchange Contracts Amortization

    Under U.S. GAAP the premium on a forward exchange contract should be amortized over the life of the contract. This is not required under IAS. The related adjustment is a charge of US$7,000 for the three months ended October 31, 1999 and US$17,000 and US$21,000 for the nine months ended October 31, 2000 and 1999, respectively. The adjustment shown in the reconciliation of shareholders' equity is the cumulative effect of US$55,000 and US$38,000 as of October 31, 2000 and January 31, 2000, respectively.

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

    (e) Loan to Share Incentive Plan

    UTi records a loan in the amount of US$1,270,000 to an executive share incentive trust in other non-current assets. Under U.S. GAAP this loan is eliminated upon consolidation of the trust and the cost of unreleased shares, which is equal to the amount of the loan, is reflected as a reduction to shareholders' equity.

    (f) Dividends on Contingently Issued Shares

    Under U.S. GAAP, dividends payable on contingently issued shares paid to an escrow agent should be accounted for according to the accounting for the shares. Thus, until the disposition of the shares in escrow is resolved, payments to the escrow agent should not be recorded as dividends distributed. This amount totaled US$113,000 as of the end of October 31, 2000 and January 31, 2000.

    (g) Compensation Cost

    Under U.S. GAAP, compensation cost must be recorded for share awards, and in cases of share option grants, if the market price of the ordinary shares exceeds the exercise price of the options. These amounts are US$2,315,000 and US$538,000 for the three months ended October 31, 2000 and 1999, respectively, and US$3,731,000 and US$1,300,000 for the nine months ended October 31, 2000 and 1999, respectively. Included in the US$2,315,000 recorded in the three months ended October 31, 2000 is US$2,264,000 relating to the final distribution by a trust established by one of our shareholders of 138,364 shares to eight employees.

The following reconciliations summarize the significant adjustments to net income and shareholders' equity which would be required if the financial statements had been prepared under U.S. GAAP (US$000's).

                                                              Three months ended       Nine months ended
                                                                  October 31,              October 31,
                                                              -------------------     --------------------
Reconciliation of Net Income to U.S. GAAP            Note      2000         1999        2000         1999
-----------------------------------------           -----     -------      ------     --------      -------
Net income determined under IAS...................            $ 6,678      $7,903      $14,454      $13,503
Adjustments in respect of:
  Depreciation on revaluation of fixed assets.....     a            7           6           19           12
  Business combinations...........................     b          453         177        1,184          859
  Premium on forward exchange contracts amortized.     d           --           7           17           21
  Compensation costs..............................     g       (2,315)       (538)      (3,731)      (1,300)
  Deferred tax on U.S. GAAP adjustments...........                 --           1           --           (8)
                                                              -------      ------      -------      -------
     Total effect of U.S. GAAP adjustments........             (1,855)       (347)      (2,511)        (416)
                                                              -------      ------      -------      -------
Net income determined under U.S. GAAP.............            $ 4,823      $7,556      $11,943      $13,087
                                                              =======      ======      =======      =======


                                                                                  As of
                                                                         -------------------------
                                                                         October 31,   January 31,
Reconciliation of Shareholders' Equity to U.S. GAAP                Note     2000          2000
---------------------------------------------------                ----  -----------   -----------
Shareholders' equity determined under IAS.........................        $108,892      $105,043
Adjustments in respect of:
  Revaluation of fixed assets.....................................  a       (1,409)       (1,427)
  Business combinations...........................................  b        2,557         1,373
  Transition adjustment on defined benefit plans..................  c           34            34
  Premium on forward exchange contracts amortized.................  d           55            38
  Share incentive plan -- cost of unreleased shares...............  e       (1,270)       (1,270)
  Dividends on contingently issued shares held in escrow..........  f          113           113
  Translation adjustment on U.S. GAAP adjustments.................           1,049         1,139
  Deferred tax on U.S. GAAP adjustments...........................             (29)          (29)
                                                                          --------      --------
     Total effect of U.S. GAAP adjustments........................           1,100           (29)
                                                                          --------      --------
Shareholders' equity determined under U.S. GAAP...................        $109,992      $105,014
                                                                          ========      ========

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

The following reconciliation summarizes the adjustments to shares outstanding which would be required if the financial statements had been prepared under U.S. GAAP.

                                                                    Three months ended               Nine months ended
                                                                        October 31,                     October 31,
                                                                ---------------------------     ---------------------------
                                                                    2000           1999            2000             1999
                                                                -----------     -----------     -----------     -----------
Basic earnings per share denominator:
  Ordinary number of shares outstanding under IAS ..........     20,047,616      15,259,335      18,451,522      15,259,335
  Less: unallocated shares held in share incentive trusts ..       (859,612)     (1,062,104)       (890,359)     (1,032,910)
                                                                -----------     -----------     -----------     -----------
  Ordinary shares outstanding for U.S. GAAP ................     19,188,004      14,197,231      17,561,163      14,226,425
                                                                ===========     ===========     ===========     ===========

Diluted earnings per share denominator:
  Ordinary shares outstanding for basic U.S. GAAP ..........     19,188,004      14,197,231      17,561,163      14,226,425
  Non-voting variable rate participating cumulative
  convertible preference shares -- weighted.................             --       4,788,281       1,596,094       4,788,281
  Incremental shares required for diluted earnings per share        505,220         306,531         458,535         306,531
                                                                -----------     -----------     -----------     -----------
  Diluted shares outstanding for U.S. GAAP .................     19,693,224      19,292,043      19,615,792      19,321,237
                                                                ===========     ===========     ===========     ===========
Preference dividend declared on preference shares (US$'000)     $        --     $       183     $        --     $       548
                                                                ===========     ===========     ===========     ===========

The following Statements of Comprehensive Income would be required if the financial statements had been prepared under U.S. GAAP (US000's).

                                                    Three months ended     Nine months ended
                                                        October 31,           October 31,
                                                    ------------------    -------------------
                                                     2000        1999       2000        1999
                                                    -------     ------    --------     -------
      Net income determined under U.S. GAAP ....    $ 4,823     $7,556    $ 11,943     $13,087
      Other comprehensive income, net of tax:
        Foreign exchange translation adjustments     (6,965)      (180)    (10,548)     (1,633)
                                                    -------     ------    --------     -------
      Comprehensive income .....................    $(2,142)    $7,376    $  1,395     $11,454
                                                    =======     ======    ========     =======

In June 1998, the Financial Accounting Standards Board ("the FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments imbedded in other contracts and for hedging activities. It requires that all derivatives be recognized as either assets or liabilities in the balance sheet at the fair value. SFAS 133 becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB No. 133" ("SFAS 137") and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133" ("SFAS 138"). The company will adopt SFAS 133, SFAS 137 and SFAS 138 in fiscal 2002. The company is currently assessing the impact that these standards may have on the financial statements.

In December 1999, the Securities and Exchange Commission (the "SEC") published Staff Accounting Bulletin No. 101 -- Revenue Recognition in Financial Statements ("SAB 101") effective for the fourth fiscal quarter of fiscal years beginning after December 15, 1999. SAB 101 provides guidance in applying generally accepted accounting principles to selected revenue recognition in financial statements. The company is assessing the impact that this bulletin may have on the financial statements.

NOTE 6. SUBSEQUENT EVENT

In November 2000, the Company issued 5,405,000 shares in connection with its public offering of ordinary shares, including the shares issued in connection with the exercise by the underwriters of their over-allotment options. Net proceeds to the Company totaled approximately $73.4 million (after underwriting discounts and commissions and estimated transaction expenses).

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

                 COMMENTARY ON FISCAL 2001 THIRD QUARTER RESULTS

OVERVIEW

The following commentary explains material changes in the consolidated results of operations for UTi Worldwide Inc. and its subsidiaries, ("UTi" or the "Company"), for the three months ended October 31, 2000 ("third quarter of fiscal 2001") and the nine months ended October 31, 2000. The operating results of the acquired operations for the Continental group ("Continental") are included in the Company's financial statements since the date of acquisition, September 1, 2000 (see "Acquisition," following).

Our financial statements, which are included with this commentary, are prepared in United States dollars and in accordance with international accounting standards ("IAS"), which differ in significant respects from accounting principals generally accepted in the United States ("U.S. GAAP"). The following commentary on our financial condition and results of operations is based on the results prepared in accordance with IAS. The significant differences between IAS and U.S. GAAP as applicable to our financial statements are summarized in Note 5 to our unaudited consolidated financial statements for the three and nine months ended October 31, 2000 and 1999, which are included with this commentary. For additional information, we have included with this commentary copies of our condensed consolidated statements of operations and balance sheets prepared in accordance with U.S. GAAP (see Attachments A and B).

The following discussion should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended January 31, 2000, which are included in the Company's Registration Statement on Form F-1, on file with the Securities and Exchange Commission.

ACQUISITION

Effective September 1, 2000, UTi acquired substantially all of the assets of the Continental group, a group of five related companies in the freight forwarding industry under common control and incorporated in the United States and Hong Kong, for total consideration of approximately US$16,600,000, of which approximately US$15,600,000 represents goodwill. The final purchase price is contingent on future earn-out payments based on the annual net profits before tax of the purchased operations over the period September 1, 2000 through September 1, 2003. The final purchase price allocation has not been completed. The acquisition has been accounted for using the purchase method of accounting.

LICENSING AGREEMENT

During the quarter, we signed a licensing agreement with EXE Technologies. We will be using EXE's software to power our global inventory and warehousing management applications. We are pleased to add this product to our UTi eMpower suite of products so we can expand our product offering to our customers.


--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

DISCUSSION OF RESULTS

The following table shows the Company's results of operations as a percentage of net revenues.

                                                       Three months ended    Nine months ended
                                                           October 31,           October 31,
                                                      --------------------   -----------------
                                                         2000       1999       2000      1999
                                                      ---------  ---------   --------   ------
Net revenue:
  Airfreight forwarding...........................        48%        54%        48%        53%
  Ocean freight forwarding........................        18         17         17         18
  Customs brokerage...............................        19         16         19         16
  Other...........................................        15         13         16         13
                                                         ---        ---        ---        ---
    Total net revenue.............................       100%       100%       100%       100%
                                                         ===        ===        ===        ===
Operating expenses:
  Staff costs.....................................        48%        48%        50%        50%
  Depreciation....................................         3          3          3          3
  Amortization....................................         2          1          2          1
  Other operating expenses........................        35         35         35         37
                                                         ---        ---        ---        ---
  Total operating expenses........................        88         87         90         91
                                                         ---        ---        ---        ---
Operating profit..................................        12         13         10          9
Finance costs.....................................        (1)        (1)        (2)        (2)
Income from other investments.....................         *          1          1          1
                                                         ---        ---        ---        ---
Pretax income.....................................        11         13          9          8
Income tax expense................................        (3)        (1)        (2)        (1)
Minority interest.................................         *          *          *          *
                                                         ---        ---        ---        ---
Net income........................................         8%        12%         6%         7%
                                                         ===        ====       ===        ===
EBITDA using IAS results (1)......................        17%        18%        15%        14%
                                                         ===        ===        ===        ===

----------
 *  Less than one percent.

(1) Although earnings before interest, taxes, depreciation and amortization, and foreign exchange transaction gains and losses ("EBITDA") is a non-IAS measure, EBITDA is included because we believe that such calculation provides relevant and useful information for evaluating our performance. Similar to our net income and cash flows, funds depicted by EBITDA are subject to the same restrictions for use such as limitations contained in some of our bank credit facilities and restrictions on the payment of dividends.

THREE MONTHS ENDED OCTOBER 31, 2000 COMPARED TO THREE MONTHS ENDED OCTOBER 31, 1999

Net revenue increased $17.4 million, or 27% to $82.8 million for the quarter ended October 31, 2000 compared to $65.4 million for the third quarter of fiscal 2000. Overall, net revenue for the current quarter benefited from acquisitions made during the last quarter of fiscal 2000 and the first three quarters of fiscal 2001. We estimate that these acquisitions accounted for approximately $8.0 million of the net revenue increase for the quarter ended October 31, 2000 versus the comparable period in the prior fiscal year.

Airfreight forwarding net revenue increased $4.0 million, or 11%, to $39.4 million for the third quarter of fiscal 2001 compared to $35.4 million for the prior year third quarter as a result of volume increases, predominantly from the Asia Pacific and Americas regions. Airfreight forwarding net revenue from the Asia Pacific region for the quarter ended October 31, 2000 increased by 87% over the same prior year period, largely due to the contribution of approximately $2.0 million from the Continental acquisition. Airfreight forwarding net revenue from Africa increased by 18% despite the depreciation of the South African rand.

Our airfreight forwarding net revenue expressed as a percentage of our airfreight forwarding gross revenue decreased by 3 percentage points in the quarter ended October 31, 2000 (from 32% to 29%) compared to the same prior year period, partially because a greater proportion of our business came from larger volume global customers where the initial pricing is more competitive than with smaller customers.

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

Ocean freight forwarding net revenue increased $3.8 million, or 34%, to $14.9 million for the quarter ended October 31, 2000 compared to $11.1 million for the same prior year period. Increases in shipments and tonnage from Asia Pacific predominately to the Americas significantly contributed to this increase in ocean freight forwarding net revenue.

Customs brokerage net revenue increased $5.3 million, or 51%, to $15.7 million for the third quarter of fiscal 2001 compared to $10.4 million for the same prior year period. Customs brokerage net revenue increased primarily as a result of a general increase in the number of shipments during the quarter ended October 31, 2000 compared to the same prior year period. We estimate that acquisitions of customs brokers which we completed in the last quarter of fiscal 2000 and the first three quarters of fiscal 2001 accounted for approximately $4.3 million of the increase in customs brokerage net revenue for the third quarter of fiscal 2001 compared to the same prior year period.

Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $4.3 million, or 50%, to $12.8 million for the quarter ended October 31, 2000 compared to $8.5 million for the third quarter of fiscal 2000. This increase is primarily a result of our increasing efforts to provide additional services such as warehousing and other specialized supply chain management services.

Staff costs increased $9.0 million, or 29%, to $40.0 million for the third quarter of fiscal 2001 from $31.0 million for the same prior year period and, as a percentage of net revenue, stayed constant at 48%. This increase in spending was due to our overall increase in business activity.

Depreciation expense increased by $0.5 million, or 27%, for the quarter ended October 31, 2000 over the same prior year period to $2.5 million primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period. Depreciation expense remained constant at 3% of net revenue in the quarter ended October 31, 2000 as compared to the same prior year period.

Amortization increased by $0.6 million, or 72%, to $1.4 million in the quarter ended October 31, 2000 as a result of the acquisitions we made in the last quarter of fiscal 2000 and the related goodwill being amortized, as well as the amortization of goodwill relating to the acquisitions completed during the first three quarters of fiscal 2001. To date, our acquisitions have been accounted for using the purchase method of accounting and the related goodwill is amortized over a period generally not exceeding 20 years. Amortization expressed as a percentage of net revenue increased to 2% in the third quarter of fiscal 2001 from 1% in the same prior year period.

Other operating expenses increased by $5.9 million, or 26%, to $28.7 million in the quarter ended October 31, 2000 compared to $22.8 million for the same prior year period. Included in other operating expenses for the third quarter of fiscal 2001 are facilities and communications costs of $9.0 million compared to $6.8 million of such costs for the same prior year period. Facilities and communications costs increased primarily as a result of the addition of new locations and a general increase in business activity during the quarter ended October 31, 2000 compared to the same prior year period. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the quarter ended October 31, 2000, selling, general and administrative costs were $19.7 million compared to $16.0 million for the same prior year period. The increase in selling, general and administrative costs was primarily a result of increased business activity during the quarter ended October 31, 2000 compared to the same prior year period. When expressed as a percentage of net revenue, other operating expenses stayed constant at 35% for the quarter ended October 31, 2000 versus the same prior year period.

Finance costs, which consisted primarily of interest on our credit facilities, capital finance lease obligations and future acquisition installments increased $0.6 million to $1.2 million in the quarter ended October 31, 2000 from

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

$0.6 million for the same prior year period. When expressed as a percentage of net revenue, finance costs were unchanged at 1% in the quarter ended October 31, 2000 compared to the same prior year period.

Income from other investments decreased 64% to $0.2 million in the quarter ended October 31, 2000 compared to $0.5 million for the same prior year period.

The effective income tax rate increased to 24% in the third quarter of fiscal 2001 compared to 8% in the same prior year period. The lower rate in the prior year was largely due to the utilization of tax losses not previously recognized and the creation of deferred tax assets as a result of timing differences between accounting and tax values of balance sheet items in some subsidiary companies. Our overall tax rate is impacted by the geographic composition of our worldwide earnings, with some of our operations in countries with low effective income tax rates. We expect that our effective tax rate will continue to increase during fiscal year 2001 and beyond given that the recognition of tax losses in fiscal year 2000 will not reoccur. We cannot predict, however, the amount of the increase in our effective tax rate given the uncertainties concerning the future geographical composition of our worldwide earnings.

Net income decreased 16% to $6.7 million in the quarter ended October 31, 2000 as compared to the same prior year period for the reasons listed above.

NINE MONTHS ENDED OCTOBER 31, 2000 COMPARED TO NINE MONTHS ENDED OCTOBER 31,
1999

Net revenue increased $43.3 million, or 24%, to $223.9 million for the nine months ended October 31, 2000. Overall, net revenue benefited from acquisitions made during the last quarter of fiscal 2000 which impacted the full nine month period ended October 31, 2000 and acquisitions made during the nine months ended October 31, 2000. We estimate that acquisitions completed during the nine months ended October 31, 2000 fiscal year contributed $14.8 million of net revenue for the period.

Airfreight forwarding net revenue increased $11.3 million, or 12%, to $106.7 million for the nine months ended October 31, 2000 compared to $95.4 million for the nine months ended October 31, 1999 as a result of volume increases, predominantly from the Asia Pacific and North American regions. Net revenue from the Asia Pacific region increased by 43% and net revenue from the Americas increased 14% over the comparable prior year period. These increases offset the lower increase in net revenue from Africa. The decline in net revenue from Africa was primarily due to depreciation of the South African rand as both shipments and tonnage increased in this region in the nine months ended October 31, 2000 over the comparable period in fiscal 2000.

Our airfreight forwarding net revenue expressed as a percentage of our airfreight forwarding gross revenue decreased by 2 percentage points in the nine months ended October 31, 2000 compared to the comparable prior year period, partially because a greater proportion of our business came from larger volume global customers where the initial pricing is more competitive than with smaller customers.

Ocean freight forwarding net revenue increased $7.1 million, or 22%, to $39.0 million for the nine months ended October 31, 2000 compared to $31.9 million for the nine months ended October 31, 1999. The increase was principally due to increases in shipments from Asia Pacific predominately to the United States. Ocean freight forwarding net revenue for the entire Asia Pacific region increased by 22% primarily as a result of our strategy to increase volumes in the Asia to North America route.

Customs brokerage net revenue increased $14.3 million, or 49%, to $43.5 million for the first three quarters of fiscal 2001 compared to $29.2 million for the comparable period in fiscal 2000. Customs brokerage net revenue increased as a result of an increase in shipments and our acquisitions of customs brokers during the last quarter of fiscal 2000 and during the nine months ended October 31, 2000. We estimate that acquisitions of these customs brokers contributed $6.3 million of customs brokerage net revenue for the same period.

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $10.6 million, or 44%, to $34.7 million for the nine months ended October 31, 2000 compared to $24.1 million for the nine months ended October 31, 1999. This increase is primarily a result of our increasing efforts to provide services such as warehousing and other specialized supply chain management services.

Staff costs increased $22.2 million, or 25%, to $111.7 million for the nine months ended October 31, 2000 from $89.5 million for the nine months ended October 31, 1999. However, staff costs stayed constant when expressed as a percentage of net revenue, at 50% in both of the nine-month periods ended October 31, 2000 and 1999. Staff costs are the largest component of operating expenses and we strive to manage these costs in relation to net revenue growth.

Depreciation expense increased by $1.1 million, or 21%, over the comparable period in the prior year to $6.7 million in the nine months ended October 31, 2000 primarily due to increases in capital spending for computer equipment and fixtures and fittings during the period. Depreciation expense remained constant at 3% of net revenue in the nine months ended October 31, 2000 versus the comparable period of the prior fiscal year.

Amortization increased by $1.2 million, or 53%, to $3.6 million in the nine months ended October 31, 2000 as a result of the acquisitions we made in the last quarter of fiscal 2000 and the related goodwill being amortized for a full year, as well as the amortization of goodwill relating to the acquisitions completed during the nine months ended October 31, 2000. To date, our acquisitions have been accounted for using the purchase method of accounting and the related goodwill is amortized over a period generally not exceeding 20 years. Amortization expressed as a percentage of net revenue increased to 2% in the nine months ended October 31, 2000 from 1% in the nine months ended October 31, 1999.

Other operating expenses increased by $12.9 million, or 19%, to $79.5 million in the nine months ended October 31, 2000. Included in other operating expenses for the nine months ended October 31, 2000 are facilities and communications costs of $25.7 million compared to $19.9 million of such costs for the comparable period of fiscal 2000. Facilities and communications costs increased primarily because of the addition of new locations and a general increase in business activity during the nine months ended October 31, 2000 compared to the nine months ended October 31, 1999. The balance of other operating expenses is comprised of selling, general and administrative costs. For the nine months ended October 31, 2000, selling, general and administrative costs were $53.8 million compared to $46.7 million for the nine months ended October 31, 1999. The increase in selling, general and administrative costs for the nine months ended October 31, 2000 compared to the comparable period in fiscal 2000 was as a result of a general increase in business activity for the nine months ended October 31, 2000 compared to the nine month period ended October 31, 1999. When expressed as a percentage of net revenues, other operating expenses decreased from 37% for the nine months ended October 31, 1999 compared to 35% for the nine months ended October 31, 2000.

Finance costs, which consisted of interest on our credit facilities and capital finance lease obligations, future acquisition installments and a foreign exchange loss, increased $1.1 million or 28%, to $4.8 million for the nine months ended October 31, 2000 from $3.7 million for the nine months ended October 31, 1999. When expressed as a percentage of net revenue, finance costs were unchanged at 2% in the nine months ended October 31, 2000 compared to the nine months ended October 31, 1999.

Income from associates and other investments remained consistent at $2.3 million for the nine months ended October 31, 2000 and 1999.

The effective income tax rate increased to 24% in the nine months ended October 31, 2000 compared to 8% in the nine months ended October 31, 1999. Our overall tax rate is impacted by the geographic composition of our

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

worldwide earnings, with some of our operations in countries with low effective income tax rates. We expect that our effective tax rate will increase in 2001 and beyond given that the recognition of tax losses in the nine months ended October 31, 2000 will not reoccur. We cannot predict, however, the amount of the increase in our effective tax rate given the uncertainties concerning the future geographical composition of our worldwide earnings.

Net income increased 7% to $14.5 million in the nine months ended October 31, 2000 compared to $13.5 million in the nine months ended October 31, 1999 for the reasons indicated above.

LIQUIDITY AND CAPITAL RESOURCES

We have used our internally generated cash flow from operations along with the net proceeds from the issuance of share capital to fund our working capital requirements, capital expenditures, acquisitions and debt service.

In the nine months ended October 31, 2000, we generated approximately $18.0 million in net cash from operating activities. This resulted from pretax income of $20.0 million plus depreciation and amortization totaling $10.3 million and other non-cash operating expenses of $2.9 million, less a net increase in working capital of approximately $6.2 million, primarily consisting of an increase in accounts receivable of $67.9 million offset by an increase in accounts payable of $62.1 million, and less taxes and interest paid of $4.2 million and $4.8 million, respectively. Our increase in accounts receivable during the nine months ended October 31, 2000 was approximately $37.7 million greater than the increase in accounts receivable during the comparable period in fiscal 2000. Although our accounts receivable increased at a rate which was proportionately greater than the increase in our gross revenue, our day's sales outstanding remained constant and there was also a corresponding increase in accounts payable during the nine months ended October 31, 2000 of approximately $30.2 million more than in the same prior year period. These incremental increases primarily resulted from increases of accounts receivable and accounts payable related to the operations of our acquired customs brokers.

We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes. The billings to our customers for these disbursements, which are several times the amount of revenue and fees derived from these transactions, are not recorded as revenue and expense on our consolidated income statements; rather, they are reflected in our trade receivables and trade payables, both of which increased as of October 31, 2000.

During the nine months ended October 31, 2000, we used approximately $20.3 million of cash for acquisitions and $10.4 million for capital expenditures. We received interest during the nine months ended October 31, 2000 of approximately $1.4 million. Our financing activities during the nine months ended October 31, 2000 provided $21.9 million of cash, primarily due to an increase of $24.4 million in our bank overdrafts and an increase of $5.2 million in other loans offset by the payment of dividends of $3.1 million and purchase acquisition installments of $2.7 million. These activities, which were partially offset by foreign exchange rate changes, resulted in a net increase of our cash and cash equivalents from $20.8 million at January 31, 2000 to $29.3 million at October 31, 2000.

In August 2000, Union-Transport Corporation, our U.S. operating company, entered into a revolving credit facility with General Electric Capital Corporation which provides for up to $29.0 million of borrowings based on a formula of eligible accounts receivables. The credit facility matures in three years, is guaranteed by us and is secured by substantially all of the assets of the U.S. operating company and its subsidiaries as well as a pledge of the stock of the U.S. operating company and its subsidiaries. The credit agreement contains customary financial and other covenants and restrictions applicable to the U.S. operations and a change of control provision applicable to changes at our holding company level. The agreement limits the right of the U.S. operating company to distribute funds to holding companies. Prior to syndication of the loan, interest is due and payable on borrowings under the credit facility at the latest rate for 30-day dealer placed commercial paper plus 2.75%. After syndication of the loan, interest is due and payable on borrowings under the credit facility at the borrower's election at either
--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

LIBOR plus 2.75% or the higher of 0.50% plus the base rate as published in the Wall Street Journal and 0.50% plus 50 basis points above the federal funds rate.

In connection with our acquisition of assets from the Continental group of companies, we borrowed in August 2000 approximately $6.1 million from various existing credit facilities and $5.0 million under a bridge financing facility with Gensec Ireland Limited. Amounts outstanding under the bridge financing bear interest at the rate of 340 basis points above LIBOR. All outstanding amounts were paid December 6, 2000.

At October 31, 2000, we had capitalized finance lease obligations with a present value of approximately $10.6 million. These leases are generally repayable over a period of two to ten years and $1.9 million must be repaid in the 12-month period ending October 31, 2001.

We have various bank credit facilities established in countries where such facilities are required for our business. At October 31, 2000 these facilities provided for lines of credit from approximately $0.1 million to $29.0 million, and in total provided for guarantees, which are a necessary part of our business, of $18.7 million and a total borrowing capacity of approximately $75.9 million at October 31, 2000. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $44.6 million at October 31, 2000. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and ranged from 6.5% to 15.0% at October 31, 2000. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms. At October 31, 2000, we had approximately $31.3 million of available, unused borrowing capacity under our bank credit facilities.

Following the end of the quarter, in November 2000, the Company completed a public offering of 4,700,000 shares of its ordinary shares. An additional 705,000 shares were issued when the underwriters exercised their over-allotment options. Net proceeds to the company from the public offering totaled approximately $73.4 million (after underwriting discounts and commissions and estimated transaction expenses). We have used approximately $14.1 million of the net proceeds to repay the debt incurred with the acquisition of Continental. We are in the process of using approximately $21.0 million of the net proceeds to repay existing debt under various credit facilities, which we intend to complete by January 31, 2000. Pending application of the net proceeds, we invested the balance of these net proceeds in interest-bearing investments until the funds are utilized for strategic investments in and acquisitions of businesses and information technology and other corporate, general and administrative expenses.

We believe that with our current cash position, various bank credit facilities and operating cash flows, we should have sufficient means to meet our working capital and liquidity requirements for the foreseeable future.

OTHER INFORMATION

EBITDA increased $8.3 million, or 34%, to $32.8 million for the nine months ended October 31, 2000, compared to $24.5 million for the nine months ended October 31, 1999. The increase is primarily attributable to our increased net revenue while our expenses did not increase at the same rate. Funds represented by EBITDA are subject to restrictions, similar to those applicable to our net income and cash flows, such as limitations contained in some of our credit facilities and restrictions on the payment of dividends by some of our subsidiaries. Since all companies do not calculate EBITDA identically, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered an alternative to measures of

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

operating performance as determined in accordance with U.S. GAAP, including net income as a measure of our operating results and cash flows as a measure of our\ liquidity.

U.S. GAAP RECONCILIATION

Although our discussion and analysis of our financial condition and results of operations is based on our financial statements prepared in accordance with IAS, we believe that it is useful to present a reconciliation of our financial results to those that would have been presented in accordance with U.S. GAAP. The details of this reconciliation are in Note 5 to our unaudited consolidated financial statements and the more significant differences are summarized in the paragraphs below. Additionally, we have attached our condensed consolidated statements of operations and balance sheets prepared in accordance with U.S. GAAP to this commentary as Attachments A and B.

VALUATION OF FIXED ASSETS

We include our tangible fixed assets in our financial statements at revalued amounts. Under U.S. GAAP, this revaluation is not allowed. The significant effect of this difference on our financial statements under IAS is higher balances in both net property, plant and equipment and shareholders' equity of an aggregate $1.4 million as at October 31, 2000 and January 31, 2000.

BUSINESS COMBINATIONS

We are required under IAS to record estimates for contingent payments related to the purchase prices for acquired operations, even though the amounts are not determinable beyond a reasonable doubt. Under U.S. GAAP, this accounting is not allowed. The significant effects on our financial statements of recording the estimate of these contingent payments under IAS are higher goodwill amortization expense and interest expense totaling $0.5 million and $0.2 million for the third quarter ended October 31, 2000 and 1999, respectively, and lower shareholders' equity of $2.6 million as of October 31, 2000. For the nine month periods ended October 31, 2000 and 1999, respectively, the significant effects on our financial statements of recording the estimate of these contingent payments under IAS are higher goodwill amortization expense and interest expense totaling $1.2 million and $0.9 million, respectively.

COMPENSATION COST

Under U.S. GAAP, we must record compensation cost for stock awards and in cases of stock option grants, if the market price of the ordinary shares exceeds the exercise price of the options at the date of grant. These amounts are $3.7 million and $1.3 million for the nine months ended October 31, 2000 and 1999, respectively. In the third quarter of fiscal 2001, a trust established by one of our shareholders distributed 138,364 shares on behalf of eight employees, which resulted in approximately $2.3 million of compensation expense, included in the figures above.

LOAN TO SHARE INCENTIVE TRUST

We record a $1.3 million loan to an executive share incentive trust in other non-current assets. Under U.S. GAAP, this loan would be eliminated against the corresponding note payable held by the trust and therefore would not be recorded in our consolidated balance sheet.

IMPACT ON CUMULATIVE FOREIGN CURRENCY TRANSLATION ADJUSTMENT

The impact of the differences between accounting treatments under IAS and U.S. GAAP on our cumulative foreign currency translation adjustment results in higher shareholders' equity balances as of October 31, 2000 of $1.0 million under U.S. GAAP as compared to IAS.

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The nature of our operations necessitates dealing in many foreign currencies. Our results are subject to fluctuations due to changes in exchange rates. We attempt to limit our exposure to changing foreign exchange rates through both operational and financial market actions. We provide services to customers in locations throughout the world and, as a result, operate with many currencies including the key currencies of North America, Latin America, Africa, Asia Pacific and Europe.

Our short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized through our use of an intercompany netting and settlement system that settles all of our intercompany trading obligations once per month. In addition, selected exposures are managed by financial market transactions in the form of forward foreign exchange contracts (typically with maturities at the end of the month following the purchase of the contract). Forward foreign exchange contracts are primarily denominated in the currencies of our principal markets. We will normally generate foreign exchange gains and losses through normal trading operations. We do not enter into derivative contracts for speculative purposes.

We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.

We are subject to changing interest rates because our debt consists primarily of short-term working capital lines. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments for trading or speculative purposes.

As of October 31, 2000, there had been no material changes in our exposure to market risks since January 31, 2000 as described in our Form F-1 on file with the SEC.

RISK FACTORS

The following risk factors should be read in conjunction with the risk factors contained in our Form F-1 on file with the SEC.

COMPARISONS OF OUR OPERATING RESULTS FROM PERIOD TO PERIOD ARE NOT NECESSARILY MEANINGFUL AND SHOULD NOT BE RELIED UPON AS AN INDICATOR OF FUTURE PERFORMANCE.

Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. The following factors could also cause fluctuations in our operating results:

     o   personnel costs,

     o   timing and magnitude of capital expenditures,

     o   costs relating to the expansion of operations,

     o   costs and revenue fluctuations due to acquisitions,

     o   customer discounts and credits,

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------

     o   changes in our pricing policies or those of our competitors,

     o the seasonal nature of our business which traditionally experiences increased demand for our services in the fiscal second, third and fourth quarters and decreased demand in the fiscal first quarter,

     o economic conditions specific to our industry, as well as general economic conditions, including adverse economic conditions in specific regions or countries which we serve,

     o pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight, and

     o   currency fluctuations.

These factors, and others, may materially adversely affect our operating results.

WE EXPECT THAT OUR EFFECTIVE TAX RATE WILL INCREASE IN THE FISCAL YEAR 2001 AND BEYOND, AND AS A RESULT, OUR CASH FLOW AND PROFITABILITY MAY DECREASE.

We have international operations and generate taxable income in different countries throughout the world, with operations in some countries with low effective income tax rates. We expect that our effective tax rate will increase in fiscal 2001 and beyond as compared to fiscal 2000 because tax losses which we recognized in fiscal 2000 likely will not reoccur in later years. Unless otherwise offset by increased revenues, the increase in our effective tax rate may lead to a decrease in our cash flow and profitability. In addition, if the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or situs in which our profits currently are recognized, our effective tax rate could increase which would decrease our cash flow and profitability.

ALTHOUGH WE USE FORWARD EXCHANGE CONTRACTS TO ATTEMPT TO LIMIT OUR FOREIGN CURRENCY LOSSES, WE ARE NOT FULLY PROTECTED AGAINST FOREIGN CURRENCY FLUCTUATIONS WHICH MAY RESULT IN LOSSES AND A DECREASE IN OUR PROFITABILITY IN THE FUTURE.

Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency, rather than our reporting currency, a depreciation of the local currency against the U.S. dollar could adversely affect our earnings. Where we price our products and services in U.S. dollars or U.S. dollar equivalents, a depreciation of the local currency would make our products more expensive for our customers and could have an adverse impact on our sales. Many of our operations are in countries or regions where there has been substantial depreciation of the local currency against the U.S. dollar in recent years. Although we attempt to limit our risks related to foreign currency losses through the use of forward exchange contracts, these contracts do not fully protect us against currency fluctuations nor will we be able to entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income in the future.

--------------------------------------------------------------------------------

EXHIBIT 99.3                   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------


CHANGES IN SHIPPING SCHEDULES OR PRICING POLICIES BY AIRFREIGHT CARRIERS, OCEAN FREIGHT CARRIERS OR TRUCKING COMPANIES COULD IMPACT OUR ABILITY TO SHIP CARGO ACCORDING TO OUR CUSTOMERS' NEEDS.

We rely on commercial airfreight carriers, ocean freight carriers and trucking companies in delivering our cargo. Consequently, our ability to provide reliable delivery could be adversely affected by shortages in available cargo and container space and by changes by such carriers and companies in policies and practices such as scheduling, pricing, payment terms, and frequency of service or increases in the cost of fuel, taxes and labor, and other factors that are not within our control.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO SELL CONTAINER SPACE THAT WE PURCHASE FROM OCEAN SHIPPING LINES.

As an indirect ocean carrier or non-vessel operating common carrier, we contract with ocean shipping lines to obtain transportation for a fixed number of containers between various points during a specified time period at variable rates. We then solicit freight from our customers to fill the containers. When we contract with ocean shipping lines to obtain containers, we become obligated to pay for the container space that we purchase. If we are not able to sell all of our purchased container space, we will not be able to recover our out-of-pocket costs for such purchase of container space.

WE FACE INTENSE COMPETITION IN THE FREIGHT FORWARDING, LOGISTICS AND SUPPLY CHAIN MANAGEMENT INDUSTRY.

The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us.

We also face competition from Internet-based freight exchanges that attempt to provide an online marketplace for buying and selling supply chain services. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

--------------------------------------------------------------------------------

EXHIBIT 99.3   FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY -- ATTACHMENT A
--------------------------------------------------------------------------------

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2000 AND 1999
                Prepared in Accordance with Accounting Principles
                    Generally Accepted in the United States
                 (US$000's, except share and per share amounts)


                                            Three months ended                 Nine months ended
                                                October 31,                       October 31,
                                       ----------------------------       ----------------------------
                                           2000            1999              2000             1999
                                       -----------      -----------       -----------      -----------
Gross revenue:
  Airfreight forwarding ...........    $   135,465      $   111,725       $   354,279      $   295,707
  Ocean freight forwarding ........         67,730           57,898           186,235          156,259
  Customs brokerage ...............         16,670           10,859            46,193           29,804
  Other ...........................         20,901           16,080            56,044           42,789
                                       -----------      -----------       -----------      -----------
    Total gross revenue ...........    $   240,766      $   196,562       $   642,751      $   524,559
                                       ===========      ===========       ===========      ===========
Net revenue:
  Airfreight forwarding ...........    $    39,415      $    35,371       $   106,747      $    95,374
  Ocean freight forwarding ........         14,908           11,119            38,991           31,906
  Customs brokerage ...............         15,698           10,398            43,516           29,172
  Other ...........................         12,764            8,532            34,664           24,123
                                       -----------      -----------       -----------      -----------
    Total net revenue .............         82,785           65,420           223,918          180,575
Staff costs .......................         42,320*          31,568           115,404*          90,795
Depreciation ......................          2,461            1,942             6,716            5,570
Amortization ......................          1,323              816             3,200            1,861
Other operating expenses ..........         28,682           22,787            79,473           66,548
                                       -----------      -----------       -----------      -----------
Operating profit ..................          7,999            8,307            19,125           15,801
Interest expense, net .............           (856)             (50)           (2,516)            (783)
Gains/(losses) on foreign exchange             237               80               870             (295)
                                       -----------      -----------       -----------      -----------
Pretax income .....................          7,380            8,337            17,479           14,723
Income tax expense ................         (2,252)            (731)           (4,831)          (1,279)
                                       -----------      -----------       -----------      -----------
Net income before minority interest          5,128            7,606            12,648           13,444
Minority interest .................           (305)             (50)             (705)            (357)
                                       -----------      -----------       -----------      -----------
Net income ........................    $     4,823*     $     7,556       $    11,943*     $    13,087
                                       ===========      ===========       ===========      ===========

Basic earnings per ordinary share .    $      0.25      $      0.52**     $      0.68      $      0.88**
Diluted earnings per ordinary share    $      0.24*     $      0.39       $      0.61*     $      0.68
Number of shares used for per share
  calculations:
  Basic shares ....................     19,188,004       14,197,231        17,561,163       14,226,425
  Diluted shares ..................     19,693,224       19,292,043        19,615,792       19,321,237

---------------
* Staff costs include a non-cash charge of $2.3 million in the three and nine months ended October 31, 2000. This relates to the previously disclosed third quarter distribution from a stock award plan of ordinary shares to certain employees for past services. The third quarter distribution from this stock award plan was the final distribution for the plan. Without this non-cash charge, the net income for the three and nine months ended October 31, 2000 was $7.1 million and $14.2 million, respectively, and diluted earnings per share were $0.36 and $0.72, respectively.

** Includes the effect of preference dividends of $183,000 and $548,000 for the three and nine months ended October 31, 1999, respectively.

--------------------------------------------------------------------------------

EXHIBIT 99.3    FISCAL 2001 THIRD QUARTER RESULTS WITH COMMENTARY - ATTACHMENT B
--------------------------------------------------------------------------------

                    UNAUDITED CONSOLIDATED BALANCE SHEETS
              AS OF OCTOBER 31, 2000 AND AS OF JANUARY 31, 2000
         Prepared in Accordance with Accounting Principles Generally
                        Accepted in the United States
                                  (US$000's)

                                                October 31,    January 31,
                                                   2000           2000
                                                -----------    -----------
                                                (Unaudited)
ASSETS

Current assets:
  Cash and cash equivalents ...............      $ 29,330       $ 20,760
  Trade and other receivables, net ........       235,108        183,083
                                                 --------       --------
Total current assets ......................       264,438        203,843
Property, plant and equipment, net ........        34,148         33,558
Goodwill, net .............................        60,018         41,436
Investments ...............................           628          1,043
Deferred tax assets .......................         2,564          3,630
Other non-current assets ..................         4,205          4,588
                                                 --------       --------
Total assets ..............................      $366,001       $288,098
                                                 ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term borrowings ...................      $ 44,599       $ 20,158
  Finance lease obligations ...............         1,886          2,179
  Trade and other payables ................       192,475        142,229
  Tax liabilities .........................         3,042          2,608
                                                 --------       --------
Total current liabilities .................       242,002        167,174

Long term liabilities:
  Finance lease obligations ...............         8,691         10,504
  Long-term borrowings ....................           546            393
  Deferred tax liabilities ................         2,225          2,796
  Retirement fund obligations .............           599            646
                                                 --------       --------
Total long term liabilities ...............        12,061         14,339
Minority interest .........................         1,946          1,571

Commitments and contingencies

Shareholders' equity:
  Issued capital ..........................       131,218        127,487
  Distributable reserves ..................        12,157            214
  Non-distributable reserves ..............           556            709
  Accumulated other comprehensive income:
    Cumulative foreign exchange translation
      adjustment ..........................       (33,939)       (23,396)
                                                 --------       --------
Total shareholders' equity ................       109,992        105,014
                                                 --------       --------
Total liabilities and shareholders' equity       $366,001       $288,098
                                                 ========       ========

--------------------------------------------------------------------------------